DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com Patrick B. Costello patrick.costello@dlapiper.com T 212.335.4545 F 212.884.8533

August 4, 2014

VIA EMAIL AND EDGAR

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	ALCO Stores, Inc.
Concerned ALCO Stockholders Press Release dated as of July 30, 2014
Response to SEC Comment of July 31, 2014 regarding Rule 14a-9 (note d)
Commission File No. 1-35911

Dear Mr. Hindin:

On behalf of Milwaukee Private Wealth Management, Inc., VI Capital Fund, LP, VI Capital Management, LLC, David W. Pointer, Jeffrey R. Geygan, Charles M. Gillman, Stanley B. Latacha, Dilip Singh, William L. Lechtner, John M. Climaco, Mark D. Stolper and Robert J. Sarlls (each a “Filing Person” and collectively the “Filing Persons”), we submit this letter in response to the oral comment of the staff (the “Staff”) of the Office of Mergers and Acquisitions of the United States Securities and Exchange Commission (the “Commission”) made by Perry Hindin in a voicemail (the “Comment”) to Patrick B. Costello of DLA Piper LLP (US), as counsel to the Filing Persons.  The Comment from the Staff was to advise why the press release issued by the Filing Persons on July 30, 2014 (the “Soliciting Material”) is consistent with Rule 14a-9 (note d) of the Securities Exchange Act of 1934 (the “Exchange Act”).

Rule 14a-9 of the Exchange Act (“Rule 14a-9”) generally prohibits any proxy statement, form of proxy, notice of meeting or other communication, written or oral, to contain any statement  which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact.  Rule 14a-9 (note d) suggests that, as an example, claims made prior to a meeting regarding the results of a solicitation may be misleading pursuant to Rule 14a-9 depending on the particular facts and circumstances.

We note that the notes to Rule 14a-9 are “some examples, of what, depending upon the particular facts and circumstances, maybe misleading within the meaning of this section.”  It is important to note that the notes are examples of what may be considered misleading, but such examples are not per se in violation of Rule 14a-9.  The Soliciting Material specifically provided the following information:

The unofficial tally of the votes to elect the Directors of the Company cast prior to the Annual Meeting was as follows:

Total Votes

- For each of the incumbent Directors led by Royce Winsten:	328,544

- For the nominees represented by the CAS Gold Card:	1,038,588 to 1,766,766

In addition to expressing their unwillingness to support the incumbent Board’s future leadership of the Company, stockholders also overwhelmingly rejected continuing the Rights Agreement with over 80% of the votes cast prior to the meeting.

Perry J. Hindin
August 4, 2014
Page Two

The above information (“Voting Information”) that was provided in the Soliciting Material is purely factual in nature and was not intended to be misleading in any way. The Voting Information was provided to the Filing Persons by Broadridge Financial Solutions, Inc. (“Broadridge”), an independent financial and technology services firm that provides proxy voting tabulation and reporting services in connection with proxy contests. The Voting Information was provided to the Filing Persons by Broadridge immediately prior to the annual meeting of the Company held at 9:00AM Central Time on July 30, 2014 (the “Annual Meeting”). This same Voting Information was provided by Broadridge to the Company at the same time it was provided to the Filing Persons. In addition, the Soliciting Material that included the Voting  Information was made available to the public by the Filing Persons after the Annual Meeting was convened (and then subsequently adjourned) rather than before such meeting took place. The Voting Information was not provided in an attempt to influence stockholders as they had already voted. Based upon the foregoing facts and circumstances with respect to the Soliciting Material, we believe that the Soliciting Material is consistent with the requirements and spirit of Rule 14a-9.

The Filing Persons are acutely sensitive to conducting their activities in a manner that is absolutely compliant with all applicable rules and regulations of the Commission. The Filing Persons believe, for the reasons set forth above, that their actions in connection with the release of the Soliciting Material is compliant with Commission’s applicable rules and regulations, including Rule 14a-9.

If the Commission has any further concerns regarding this matter, you may contact Patrick B. Costello at (212) 335-4545 or patrick.costello@dlapiper.com.

Very truly yours,

DLA Piper LLP (US)

/s/ Patrick B. Costello

Patrick B. Costello
Partner

PBC